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Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

September 23, 2020

Jason Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Fox:

This letter responds to comments provided in an August 24, 2020 telephone conference with respect to the Registrant’s annual reports for the period ended December 31, 2019 filed with the Registrant’s Form N-CSR (Accession Nos. 0001104659-20-027167 and 0001104659-20-027164) on February 28, 2020. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Portfolio of Investments

1.	Comment:	Registrant’s March 11, 2020 Form N-CEN filing indicates that during the reporting period ended December 31, 2019, certain payments made to shareholders or shareholder accounts were reprocessed as a result of errors in calculating the net asset value (“NAV”) per share (“NAV errors”) of the following series (each a “Portfolio”): (i) Global Atlantic Global Atlantic Franklin Dividend and Income Managed Risk Portfolio (“GA Franklin”); (ii) Global Atlantic BlackRock Selects Managed Risk Portfolio (“GA BlackRock Selects”); (iii) Global Atlantic Goldman Sachs Core Fixed Income Portfolio (“GA Goldman Sachs Core”); and (iv) Global Atlantic Select Advisor Managed Risk Portfolio (“GA Select”). Please discuss the details of these NAV errors. In particular, please address the circumstances that led to the NAV errors, including whether any internal controls were breached, whether Registrant has confirmed if similar

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NAV errors have occurred during prior reporting periods, and whether any additional internal controls have been put in place to prevent recurrence.

Response:

The Registrant uses an unaffiliated third-party fund accounting agent (“Fund Accountant”) to perform daily NAV calculations. As part of the review of services provided to the Registrant, Management recommended, and the Board of Trustees of the Registrant (the “Board”) approved, a transition to a new service provider. This transition successfully occurred on November 4, 2019.

NAV Errors Involving GA Goldman Sachs Core and GA Franklin. The NAV errors involving GA Goldman Sachs Core and GA Franklin occurred on April 15, 2019 and July 8, 2019, respectively, due to incorrect processing of new security transactions by the Fund Accountant. In both cases, there was a control in place whereby an additional member of the Fund Accountant’s team reviewed the security trade processing; however, the processing errors were not identified. Both NAV errors were identified by the Fund Accountant on the next business day and resolved in accordance with the Registrant’s Pricing Error Correction Policy and Procedures and NAV Error Correction Procedures (“Policy and Procedures”). Since the NAV error involving GA Goldman Sachs Core was greater than $0.01 and more than ½ of 1% of the total assets of GA Goldman Sachs Core, all shareholder activity was reprocessed. Since the error involving GA Franklin was equal to $0.01 but was not more than ½ of 1% of the total assets of GA Franklin and resulted in a gain of $120.82 to GA Franklin, no further financial action was required. Both NAV errors were reported to the Board by the Registrant’s Chief Compliance Officer (“CCO”). It was determined that the controls in place to process new security transactions were designed effectively and that the processing errors had resulted from human error. The members of the Fund Accountant’s team who were involved with the errors were provided with additional training regarding the process for new security set up and pricing controls. As a result of the NAV error involving GA Goldman Sachs Core, an

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additional control was added to require a review of the interest rate inputs used when recording new interest rate swap transactions.

NAV Errors Involving GA BlackRock Selects and GA Select. The NAV errors involving GA BlackRock Selects and GA Select occurred on August 5, 2019 due the Fund Accountant’s incorrect calculation of security fair valuations. The Portfolios employ a fair valuation process when an underlying mutual fund in which a Portfolio invests (an “Underlying Fund”) does not provide timely NAV information. Both NAV errors were caused by manual input errors into the fair value calculation spreadsheet. The error involving GA BlackRock Selects was identified by the Fund Accountant on the next business day. The error involving GA Select was identified by a sub-adviser to GA Select on the next business day. Both errors were resolved in accordance with the Registrant’s Policy and Procedures. The error involving GA BlackRock Selects resulted in a loss of $513.41, which was reimbursed to GA BlackRock Selects, but since the error was not more than ½ of 1% of the total net assets of GA BlackRock Selects, shareholder activity was not reprocessed. Since the error involving GA Select was greater than $0.01 and more than ½ of 1% of the total net assets of GA Select, shareholder activity was reprocessed. Both NAV errors were reported to the Board by the CCO. It was determined that the controls in place to fair value Underlying Funds were designed effectively and that the input errors had resulted from human error. To assist in preventing recurrence, the Fund Accountant protected all formulas in the file used to derive the fair valuations and additional training was provided to all members of the Fund Accountant’s team.

Second NAV Error Involving GA Select. A second NAV error involving GA Select occurred on August 28, 2019. The cause of this NAV error related to the Fund Accountant’s recording of distributions for Underlying Funds held in the GA Select. The Fund Accountant inputted incorrect distribution rates for the short-term and long-term capital gains from Underlying

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Funds into the fund accounting system. The Fund Accountant discovered the input error the next business day. The error was resolved in accordance with the Registrant’s Policy and Procedures. Since the error was greater than $0.01 but less than ½ of 1% of the total net assets of GA Select and resulted in a gain of $15.08 to GA Select, no further financial action was required. The NAV error was reported to the Board by the CCO. As a result of the error, members of the Fund Accountant’s team have received additional training on processing distributions recorded from Underlying Funds and an additional control was added for secondary review by a senior team member.

The Registrant confirms that similar NAV errors have occurred during prior reporting periods. The Registrant notes that such errors were resolved in accordance with the Policy and Procedures and that remedial measures were taken to prevent recurrence where deemed appropriate. The Registrant also notes that such errors were reported to the Board by the Registrant’s Treasurer or CCO.

2.	Comment:	If a Portfolio is selling credit protection, please confirm that there is adequate disclosure regarding performance risk for credit derivatives as required by U.S. Generally Accepted Accounting Principles.

	Response:	The Registrant has confirmed that it will review the disclosure regarding performance risk for credit derivatives in the Notes to Financial Statements, as well as the prospectus disclosure regarding the risks of selling credit protection in connection with credit default transactions, and make enhancements in future filings, as appropriate.

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Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:	Sarah M. Patterson
Elizabeth Constant
Trent Statczar
John V. O’Hanlon
Christopher Dailey